UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Idemitsu Kosan Kabushiki Kaisha
(Name of Subject Company)
Idemitsu Kosan Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Idemitsu Kosan Co., Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Idemitsu Kosan Co., Ltd. Attn: Koji Tokumitsu 1-1 Marunouchi 3-chome Chiyoda-ku, Tokyo 100-8321 Japan +81-3-3213-9307
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit
Number
99.1	Execution of Agreement Regarding the Enhancement and Promotion of the Business Collaboration of Showa Shell Sekiyu K.K. and Idemitsu Kosan Co., Ltd.

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Idemitsu Kosan Co., Ltd. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated June 17, 2016.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Idemitsu Kosan Co., Ltd.

/s/ Toyotaka Kai

Name: Toyotaka Kai

Title: Manager, Consolidated Accounting Section

Date: May 9, 2017